DOCUMENT SECURITY SYSTEMS, INC.
28 East Main Street, Suite 1525
Rochester, NY 14614

May 3, 2013

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.Mail Stop 3561
Washington, D.C. 20549

Attention: Edwin Kim, Attorney-Advisor

Ladies and Gentleman:

We hereby file with the Securities and Exchange Commission (the “Commission”) the following Correspondence in respect to Document Security Systems, Inc.’s (the “Company”) Registration Statement on Form S-4 (File No. 333-185134), initially filed with the Commission on November 26, 2012, and amended on January 15, 2013, February 13, 2013, March 29, 2013 and April 29, 2013(the “Registration Statement”).

1.     Attached as Exhibit A is the proposed revised language in response to the accounting comments discussed with the staff of the SEC Office of the Chief Accountant on May 2, 2013.

2.     Attached as Exhibit B is the proposed revised language in response to the legal comment discussed with Edwin Kim of the SEC Division of Corporation Finance on May 2, 2013.

* * * * *

We hope that the revisions properly address the comments provided by the SEC Staff and will be acceptable to the Staff if filed with the next amendment to the S-4. Please do not hesitate to call me at (585) 325-3610 with any comments or questions regarding this letter. We thank you for your time and attention.

Sincerely

/s/ Robert B. Bzdick
Name: Robert B. Bzdick
Title: Chief Executive Officer

cc:

Securities and Exchange Commission:
Barbara C. Jacobs, Assistant Director
Maryse Mills-Apenteng, Special Counsel

Document Security Systems, Inc.
Philip Jones, Chief Financial Officer

Troutman Sanders
Joseph Walsh, Esq.

Mintz Levin
Jeffrey Schultz, Esq.

Exhibit A - proposed revised language in response to the accounting comments discussed with the staff of the SEC Office of the Chief Accountant on May 2, 2013.

Footnote 1 (pages 40 and 187):

1.

This pro forma adjustment represents the estimated goodwill and other intangible assets acquired as a result of the Merger. For the purposes of the Merger, since DSS is determined to be the accounting acquirer the consideration transferred is measured based on the expected fair value of the DSS common stock, preferred stock, and warrants issued by DSS to Lexington. For the purposes of the accompanying pro forma combined financial data, the estimated fair value of the aggregate of 26,850,000 shares of DSS common stock and DSS preferred stock to be issued is $ ____ per share based on the closing price on May ____, 2013 . Included in the aggregate shares issued is the escrow shares based on Management’s estimate that it is probable the contingency will be met. For the purposes of this pro forma estimate, the fair value of the preferred shares is based on their immediate convertibility to DSS common stock. The fair value 4,859,894 warrants to be issued by DSS is estimated to be $ _________ using the Black-Scholes-Merton option pricing model. As a result, the total purchase price is approximately $ _______ . The Company will account for the acquisition in accordance with FASB ASC 805, whereby the Company will measure the assets acquired and liabilities assumed based on the acquisition date fair value. The Company has performed a preliminary analysis of the Lexington patent assets and noted that the value of the patent assets is complex and based on numerous factors. The values for patent assets, especially patent assets involved in patent infringement litigation, have a wide range of potential values from zero, if none of the litigation, settlement or licensing efforts are successful, to a value in excess of purchase price if the litigation, settlement or licens ing efforts are successful. The pro forma amount for the intangible assets presented was determined as follows (in thousands):

Purchase Price                                                                        $61,592

Fair value of current assets, net of current liabilities          (7,228)

Carrying value of intangible asset                                         (1,968)

Increase in intangible asset                                                    52,396

 ~~For the purposes of this pro forma adjustment, 52,396,000 was assigned to the Lexington patent assets, which represents the preliminary estimated difference between the fair value and carrying value of Lexington’s patent assets~~ . If the final  ~~conclusion~~  determination is that DSS is the accounting acquirer, management will allocate resources to determine the proper fair value of the patent assets, which could result in an amount materially different from preliminary value assigned in this pro forma, and potentially, goodwill or a bargain purchase. See the preliminary purchase price allocation table on page 180 and footnote 6 below .

Footnote 6 (pages 42 and 189) :

6.

This pro forma adjustment represents the additional amortization expense that will result from the patent assets acquired from Lexington. As discussed in footnote 1 above , the Company will measure the assets acquired and liabilities assumed based on fair value. The Company has performed preliminary analysis of the Lexington patent assets and noted that the value of the patent assets is complex and based on numerous factors.   The values for patent assets, especially patent assets involved in patent infringement litigation, have a wide range of potential values from zero, if none of the litigation, settlement or licens ing efforts are successful, to a value in excess of the purchase price if the litigation, settlement or licens ing efforts are successful ~~. For the purposes of this pro forma adjustment, 52,396,000 was assigned to the Lexington patent assets, which represents the preliminary estimated difference between the fair value and carrying value of Lexington’s patent assets~~ . Furthermore, the Company’s preliminary estimated that the weighted average remaining useful life of the Lexington patent assets will by 7.5 years as of the Merger date. As a result, if the merger occurred on January 1, 2012, and all of the fair value allocated to intangible assets in footnote 1 above is allocated to the patent assets, then the additional amortization expense  ~~using these figures~~ would   ~~have been approximately~~  be $ _______ _for the year ended December 31, 2012.   For the purpose of the pro forma, we disclosed the potential maximum reoccurring amortization expense assuming that the patent asset fair value was equal to the excess of the purchase price over the fair value of the current assets net of current liabilities (See footnote 1 above for details).  If the fair value of the patent assets is zero, the amount of total assets presented will not change since the amount allocated to intangible assets would be allocated entirely to goodwill.  However, since goodwill in not an amortizable intangible asset, the amount of additional amortization expense would be zero, which would change the pro forma net loss to $______ and pro forma net loss per share to $____.   If the fair value of the patent assets is large enough to cause the fair value of total assets acquired to be in excess of the purchase price, then for every $1.00 of excess fair value over the purchase price, the pro forma net assets will increase by $1.00, the pro forma additional amortization expense and net loss will increase by $0.13, which is the $1.00 of the additional asset value divided over the expected weighted average life of the patent assets of 7.5 years.   In addition, for every $1.00 of excess fair value over the purchase price, a $1.00 bargain purchase gain will be recorded on the measurement date of the acquisition, and accordingly, net loss will decrease by $1.00.  In addition, net loss per share will also change in relation to each of the incremental changes to net loss described above.   The Company will prepare a final analysis of the fair value of the Lexington patent assets as of the Merger date if DSS is determined to be the accounting acquirer. The final fair value of the Lexington patent assets could be significantly different form the Company’s preliminary estimate, and therefore, the amount of additional amortization expense that will result from the acquisition of the Lexington patent assets could be materially different from the amounts presented on this pro forma adjustment.

Exhibit B - proposed revised language in response to the legal comment discussed with Edwin Kim of the SEC Division of Corporation Finance on May 2, 2013.

Settlement of Ligation. (page 141 with conforming revisions throughout the S-4)

As one of the means of realizing the value of the Bascom Portfolio, Bascom Research, a wholly-owned subsidiary of Lexington, filed patent infringement lawsuits on October 3, 2012 against five companies, including Facebook, Inc. and LinkedIn Corporation, in the United States District Court for the Eastern District of Virginia. At issue are several patents that are instrumental to social and business networking technology. This patented technology has been commercialized by Mr. Bascom’s previous company, LinkSpace, and is a means of organizing data and relationships, and sharing information in a computer network. Starting on December 12, 2012, the lawsuits were transferred to the United States District Court in the Northern District of California. In April 2013, Bascom Research reached a settlement with a defendant in its ongoing litigation in the Northern District of California. The litigation is still pending against the other defendants (including Facebook, Inc. and LinkedIn Corporation) . As a result of the current settlement, Lexington will realize revenue beginning in the second quarter of 2013. Terms of the patent license are confidential as stipulated in the settlement, but include an effective royalty rate of approximately 4% for use of the four Bascom patents currently in litigation.